Exhibit 99.3

WIPRO LIMITED	Please Mark Here for Address Change or Comments	☐
SEE REVERSE SIDE

				FOR	ALL VOTES
	FOR	AGAINST		ALL	WITHHELD		FOR	AGAINST
Resolution 1	☐	☐	Resolution 3	☐	☐	Resolution 4	☐	☐
	FOR	AGAINST	Re-election of the following persons				FOR	AGAINST
Resolution 2	☐	☐	as Directors: 01. Mr. P M Sinha 02. Dr. Jagdish N Sheth			Resolution 5	☐	☐
							FOR	AGAINST
						Resolution 6	☐	☐

FOR ALL EXCEPT
☐
☐
Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. NOTE: Marking this box voids any other instructions indicated hereon.

ADR Holder		Co-owner
sign here:	Date	sign here:	Date

▲ FOLD AND DETACH HERE ▲
TO THE REGISTERED HOLDERS OF
AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING EQUITY SHARES OF
WIPRO LIMITED
JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Sixtieth Annual General Meeting (the “Meeting”) of Wipro Limited (the “Company”) will be held at Wipro Campus, Cafetaria Hall EC3, Ground Floor, Opp. Tower 8, 72, Keonics Electronics City, Bangalore 561 229, India, on Tuesday, July 18, 2006, at 4:30p.m., for the purposes set forth on the reverse of this card.
If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your American Depositary Receipt(s) for or against the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to JPMorgan Chase Bank, N.A. the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., July 11, 2006. Only the registered holders of record at the close of business June 14, 2006, will be entitled to execute the attached Voting Instruction Card.
JPMorgan Chase Bank, N.A., Depositary

WIPRO LIMITED

JPMorgan Chase Bank, N.A., Depositary P.O. Box 3500, South Hackensack, NJ 07606-3500

The undersigned, a registered holder of American Depositary Receipt(s) representing Equity Shares of Wipro Limited, of record June 14, 2006, hereby requests and authorizes JPMorgan Chase Bank, N.A., Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such American Depositary Receipt(s), on the Resolutions at the Sixtieth Annual General Meeting of the Company to be held at Wipro Campus, Cafetaria Hall EC3, Ground Floor, Opp. Tower 8, 72, Keonics Electronics City, Bangalore 561 229, India, on Tuesday, July 18, 2006, at 4:30p.m., or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR all Resolutions at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., July 11, 2006.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Address Change/Comments(Mark the corresponding box on the reverse side)

▲   FOLD AND DETACH HERE   ▲
AGENDA
1.	Adoption of Report and Accounts as at March 31, 2006

2.	Declaration of final dividend on equity shares

3.	Re-election of the following persons as Directors:

a. Mr. P M Sinha

b. Dr. Jagdish N Sheth

4.	Appointment of statutory auditors

5.	Appointment of Mr. Bill Owens as a Director of the Company

6.	Prior approval for payment of remuneration by way of commission to Non Executive Directors